SECU[illegible] 06008925 [illegible]SSION
Washington, D.C. 20549

RECD S.E.C.
AUG 18 2006
503

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2004 (MM/DD/YY) AND ENDING 9/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 314-965-1555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodger O. Riney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottrade, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately $6,540,482 of debits and $88,977 of credits classified as customers' relate to securities accounts of principal owners and officers.

Signature

President

Title

Notary Public

Geraldine L. Bass
Notary Public - Notary Seal
State of Missouri
St Charles County
Expires April 08, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, Missouri 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Scottrade, Inc.:

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 23, 2005

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 226,926,591
Cash and securities segregated under federal regulations	5,958,604,253
Receivables from brokers and dealers	17,355,468
Receivables from customers, net of allowance for doubtful accounts of $1,730,665	1,645,627,604
Deposits with clearing organizations	16,475,000
Property and capitalized software, at cost, net of allowance for accumulated depreciation and amortization of $27,498,546	44,879,221
Other assets	61,398,085
TOTAL	$7,971,266,222

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers and dealers	$ 12,926,696
Payables to customers	7,543,294,676
Accrued distributions to stockholders	20,158,544
Note payable	18,869,166
Other liabilities	27,089,019
Total liabilities	7,622,338,101
STOCKHOLDERS' EQUITY:	
Common stock—no par value:	
Class A, voting—authorized, 750 shares; issued 678 shares	37
Class B, non-voting— authorized, 7,500,000 shares; issued 6,780,305 shares	373,373
Retained earnings	361,501,719
Treasury stock—at cost:	
Class A—85 shares	(1,295)
Class B—851,505 shares	(12,945,713)
Total stockholders' equity	348,928,121
TOTAL	$7,971,266,222

See notes to balance sheet.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Established in 1980, Scottrade, Inc. (the "Company") is a deep discount registered broker/dealer operating 241 offices across the United States, with headquarters in St. Louis, Missouri. The Company serves individual investors primarily through its Internet trading site. A smaller portion of the customer trades are processed via touch-tone-phone or through a broker. The Company deals primarily in equity securities and related option contracts and mutual funds.

Basis of Accounting—Customer securities transactions are reflected in the balance sheet on a settlement date basis. Management believes the accompanying balance sheet would not be materially different if prepared on a trade date basis.

Fair Value—The Company's proprietary financial instruments and securities segregated under federal regulation are recorded on a trade date basis and carried at fair value. Fair value is based on quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

Cash Equivalents—Cash equivalents consist of highly liquid investments not held for segregation or trading purposes with a maturity of less than three months at date of purchase.

Receivables from and Payables to Customers—Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Property and Capitalized Software—Property and equipment are carried at cost less accumulated depreciation and amortization; land is recorded at cost. Depreciation of the building is provided using the straight-line method over an estimated useful life of 30 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over five years using an accelerated method. Capitalized software costs, primarily related to the Company's securities processing software, including fees paid to affiliated entities and third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties are amortized over five years. All other capitalized software costs are amortized over three years.

Mutual Fund Fees—Mutual fund fees consist primarily of revenues earned for providing support and services in connection with mutual fund assets under third-party management. These revenues include fees based on the amount of client assets under management and transaction-related fees and are recorded on an accrual basis.

Principal Transactions—As part of the Company's risk management of proprietary trading, security positions are generally purchased and sold within the trading day. Accordingly, in the normal course of operations, insignificant positions exist at the end of a typical trading day and are included in other assets on the balance sheet.

Use of Estimates—The preparation of balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

The Company invests in various securities, primarily U.S. government securities in order to satisfy certain regulatory requirements (see Note 2). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with U.S. government securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Income Taxes—The Company has elected to be treated as a small business corporation in accordance with provisions of subchapter S of the Internal Revenue Code and, accordingly, is generally not subject to corporate income taxes. The Company's taxable income or losses and related taxes are the personal responsibility of individual stockholders. Accrued distributions to stockholders at September 30, 2005, represents quarterly distributions the Company will pay to stockholders to provide for the stockholders' personal tax liability resulting from their portion of the Company's taxable income.

Recent Accounting Standards—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. FIN 46 was effective January 31, 2003, for the Company with respect to interests in variable interest entities obtained after that date. With respect to interests in variable interest entities existing prior to February 1, 2003, FASB issued FIN 46 (revised December 2003), which extends the effective date of FIN 46 to the period ending September 30, 2005. The Company adopted FIN 46 and was not required to consolidate any interest in variable interest entities.

In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5 ("FSP FIN 46(R)-5"), which requires a reporting enterprise to consider whether it holds implicit variable interest in variable interest entities or potential variable interest entities when specific conditions exist. FSP FIN 46(R)-5 is effective for the first reporting period beginning after March 3, 2005. The Company has not yet determined the impact that the adoption of this interpretation will have on its balance sheet.

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3*, ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company's balance sheet.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At September 30, 2005, cash of $1,097,764,996 and United States Treasury Bills and Notes with a market value of $4,860,839,257 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

3. RECEIVABLES FROM AND PAYABLES TO BROKER AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2005, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$13,048,600	$ -
Securities failed-to-deliver/receive	2,123,874	3,417,642
Receivables from/payable to clearing organizations	2,182,994	9,509,054
	$17,355,468	$12,926,696

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2005, the amounts held on deposit at clearing organizations totaled $16,475,000.

4. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2005, consists of the following:

Land	$ 3,560,659
Building and leasehold improvements	25,843,026
Communications equipment	26,122,849
Capitalized software	9,817,018
Furniture and fixtures	7,034,215
	72,377,767
Less accumulated depreciation and amortization	27,498,546
Total	$44,879,221

5. OTHER ASSETS AND OTHER LIABILITIES

Other assets at September 30, 2005, consist of the following:

Interest receivable on securities segregated under federal regulations	$26,227,686
Income tax deposit	11,134,953
Long-term investments	8,811,497
Other miscellaneous assets	15,223,949
Total	$61,398,085

The Company's long-term investments are recorded on a trade date basis and are carried at fair value based on quoted market prices. Unrealized gains and losses on long-term investments are reflected in other revenue. During the year ended September 30, 2005, the Company recorded an unrealized gain of $7,719,707.

Other liabilities at September 30, 2005, consist of the following:

Accounts payable and accrued expenses	$10,173,396
Accrued payroll and benefits	6,104,444
Other miscellaneous liabilities	10,811,179
Total	$27,089,019

6. FINANCING ARRANGEMENTS

In order to finance a new building to serve as the main headquarters, on April 1, 2004, the Company borrowed $19,700,000 in the form of a note payable. The note payable bears a fixed interest rate of 6.18% per annum and matures on March 1, 2024. The Company pays principal and interest in monthly installments. The note payable is secured by the Company's main headquarters and is a sole recourse obligation. The schedule of principal payments on the note payable is as follows:

2006	$ 568,090
2007	604,209
2008	642,625
2009	683,484
2010	726,941
2011 and after	15,643,817
Total	$18,869,166

7. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2005, the interest rates ranged from 0.50% to 2.25%.

To manage short-term liquidity risk, on December 2, 2003, the Company entered into an agreement (the "Agreement") with a group of five banks for revolving credit facilities consisting of an unsecured revolving credit facility and a secured revolving credit facility. The Agreement provides for unsecured borrowings for a maximum of five days at which time the unsecured facility converts over to the secured facility and the Company must pledge sufficient collateral to secure the borrowings. In accordance with the terms of the Agreement, the Company could borrow up to $155,000,000 for five days before pledging collateral to secure the borrowings. Subsequently, on April 23, 2004, an amendment to the Agreement added an additional three banks, and increased the maximum borrowing up to $194,000,000. On November 30, 2004, an additional amendment (the "Amendment") to the Agreement was executed and increased the group of banks to 13 with a maximum borrowing up to $320,000,000.

The Company pays interest on borrowings from the unsecured revolving credit facility at an annual rate equal to the Fed Funds Rate plus 1.50% and interest on borrowings from the secured revolving credit facility at an annual rate equal to the Fed Funds Rate plus 1.00%. The facility is subject to a

nonrefundable quarterly facility fee equal to 0.225% of the total unsecured revolving credit facility. In addition to the quarterly facility fee, the Amendment dated November 30, 2004, introduced additional nonrefundable fees primarily based on borrowing activity. The Company expenses these fees when incurred.

Although the facility expires on November 29, 2005, the Company plans to renew the facility and is currently negotiating additional lines of credit with current lenders. Management believes the facility will be renewed prior to the expiration date in an amount equal to or in excess of the current borrowing lines.

In addition to the credit facility, the Company maintains a separate line of credit with a bank whereby the Company can borrow up to a maximum of $50,000,000 secured by pledged customer securities. The line is not subject to any facility fees and bears interest rates ranging from the Federal Funds rate plus 1.25% to a flat 5%.

As of September 30, 2005, the Company had sufficient financing to settle customer purchases and sales; therefore, the Company did not borrow from their credit facility and line of credit.

The terms of the credit facility agreement contain certain covenants and conditions including minimum net worth, regulatory capital, and net capital percentage requirements, limitations on distributions to stockholders, and compensation limits to the principal stockholder. The Company was in compliance with all covenants as of and during the year ended September 30, 2005.

The Company's principal sources of liquidity are Company assets consisting mainly of cash and U.S. government securities held in safekeeping on behalf of customers. These assets are financed primarily by equity capital and customer free credit balances. Changes in the securities markets volume and volatility, and the resulting customer borrowing demands can greatly affect the Company's financial requirements. As mentioned above, at September 30, 2005, the Company had both secured and unsecured lines of credit in the aggregate amount of $370,000,000 which could be used to satisfy demands which exceed the Company's equity capital.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to stockholders if the Company's net capital is less than 5% of such items. At September 30, 2005, the Company had net capital of $235,515,650, which was $200,639,820 in excess of the minimum required.

9. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility which is leased from the Company's principal stockholder (see Note 11). Minimum rental commitments under all noncancelable leases, some of which contain renewal options and escalation clauses, are as follows:

Year ending September 30:	
2006	$ 15,544,262
2007	10,509,398
2008	7,346,444
2009	5,445,158
2010	3,415,332
2011 and after	5,972,372
Total	$ 48,232,966

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Certain employee-stockholders are subject to the Company's restrictive stock agreement, and accordingly, upon receipt of notice from an employee-stockholder of their intentions to sell their common stock, the Company has the right and option to purchase or redeem such stock at book value during a period of six months from and after receipt of such notice.

The Company is a defendant in various lawsuits, in some of which plaintiffs claim substantial amounts, relating to its securities business. The Company also is involved, from time to time, in examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. While results of litigation and examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material adverse effect on the balance sheet.

10. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

At September 30, 2005, customer margin securities of approximately $2,303,800,000 and stock borrowings of $13,048,600 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for OCC margin requirements of $90,600,072, and customer short sales of $199,160,145 at September 30, 2005.

11. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Board of Directors.

At September 30, 2005, the Company had accrued $1,547,766 of contributions for the Plan's year ending December 31, 2005.

12. RELATED PARTY TRANSACTIONS

The Company's securities processing software provider is Computer Research Inc. ("CRI"). CRI is wholly owned by principal stockholders of the Company. The Company entered into a lease agreement in May 2004 for office space located in Colorado. The Company subsequently subleased this space to CRI for monthly rent equal to the initial lease agreement.

In August 2003, the Company loaned CRI $750,000 related to a purchase of software. The loan accrues interest at an annual rate equal to the prime rate and is paid semi-annually. The first monthly interest payment was due March 1, 2004, with principal installments commencing on April 1, 2005, with the final installment payable on March 1, 2008. At September 30, 2005, the Company included $607,436 relating to the note receivable and accrued interest in other assets.

The Company leases an office facility in Missouri from the Company's principal stockholder. The lease expires December 31, 2012, and contains escalation clauses based upon the greater of 3% or the percent increase in the consumer price index. The estimated future minimum rental commitments under this lease are included in the schedule contained in Note 9 and are as follows: $1,276,327, $1,314,615, $1,354,055, $1,394,677, $1,436,518, and $3,396,048 for 2006, 2007, 2008, 2009, 2010, and 2011 and beyond, respectively.

* * * * * *

A copy of the Company's September 30, 2005, balance sheet filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the Chicago regional office of the Securities and Exchange Commission or at our principal office at 12800 Corporate Hill Drive, St. Louis, MO 63131.

Scottrade, Inc.

Balance Sheet as of September 30, 2005, and Independent Auditors' Report